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                          October 26, 2023

       Arjan Haverhals
       Chief Executive Officer
       Milestone Scientific Inc.
       425 Eagle Rock Ave, Suite 403
       Roseland, New Jersey 07068

                                                        Re: Milestone
Scientific Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 19,
2023
                                                            File No. 333-275088

       Dear Arjan Haverhals:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Lawrence M. Bell